Mail Stop 7010
      September 2, 2005

By U.S. Mail and Facsimile

Mr. Thomas J. Koenig
Vice President and Chief Financial Officer
Day International Group, Inc.
130 West Second Street
Dayton, Ohio 45402

Re:	Day International Group, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      File No.  033-93644

Dear Mr. Koenig:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at
(202) 551-3865 or, in his absence, to the undersigned at (202)
551-
3768.


							Sincerely,


						John Cash
								Accounting Branch Chief








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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE